AB
12/3



SECURITIES AND EXCHANGE COMMISSION

12062954

SEC Mail Processing Section

NOV 28 2012

Washington DC 401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2011 (MM/DD/YY) AND ENDING 09/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial West Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4510 E Thousand Oaks Blvd.
(No. and Street)



STEVEN EVERETT HOPPEL
Commission # 1991928
Notary Public California
Ventura County
My Comm. Expires Oct 18, 2016

Westlake Village	CA	91362
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexandra LaFata 805-558-1512
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lederman, Zeidler, Gray & Co., LLP
(Name – *if individual, state last, first, middle name*)

9107 Wilshire Blvd. #260	Beverly Hills	CA	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Ellen Shearin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Financial West Group**, as of **September 30**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public



STEVEN EVERETT HOPPEL
Commission # 1991928
Notary Public - California
Ventura County
My Comm. Expires Oct 18, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL WEST INVESTMENT GROUP, INC.

Financial Statements and Supplementary Information with Independent Auditors' Report

September 30, 2012

CONTENTS

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT

Board of Directors
FINANCIAL WEST INVESTMENT GROUP, INC.
Thousand Oaks, California

We have audited the accompanying statement of financial condition of Financial West Investment Group, Inc., as of September 30, 2012 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in note 11 to the financial statements, the Company is a defendant in various lawsuits related to its brokerage business. The outcome of these lawsuits cannot presently be determined. Management is of the opinion that they will not have a material impact on the Company's financial statements. No provision for any liability that may result has been made in the financial statements. Our opinion on the financial statements is not modified with respect to this matter.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial West Investment Group, Inc., as of September 30, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lederman, Zeidler, Gray & Co., LLP
Certified Public Accountants

Beverly Hills, California
November 21, 2012

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

ASSETS

Cash	$ 1,560,384
Cash held for customers	265,269
Cash, foreign currency	11,820
Commissions receivable	576,616
Marketable securities, owned	23,649
Prepaid expenses	83,000
Equipment at cost, net of accumulated depreciation	5,731
Note receivable from related party	139,208
Other receivables	13,686
Deposits	10,000
Total assets	$ 2,689,363

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 52,264
Commissions payable	1,414,887
Accrued expenses	173,955
Payable to brokerage account	37,716
Cash held for customers	265,269
Due to affiliate	8,974
Income taxes payable	17,521
Total liabilities	1,970,586
Stockholder's Equity	
Common stock, no par value	
Authorized - 10,000 shares	
Issued and outstanding - 2,500 shares	125,000
Paid-in capital	398,278
Retained earnings	195,499
Total stockholder's equity	718,777
Total liabilities and stockholder's equity	$ 2,689,363

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2012

Gross revenue and income	
Commissions	$ 29,741,864
Interest and dividends	90,917
Net realized gain from bond trading	2,641,911
Net realized gain from equity trading	216,848
Net realized loss from other proprietary trading	(3,033)
Clearing and transactions income	965,985
Due diligence income	105,292
Other	548,923
	34,308,707
Expenses	
Accounting	65,734
Bad debts	429
Commissions, representative's fees & clearing charges	28,510,460
Communications	51,554
Computer & information technology	73,547
Consulting	38,717
Depreciation	632
Dues and licensing costs	9,544
Employee compensation and benefits	4,130,420
Equipment rental	43,929
Errors expense, (reimbursements), net	(2,081)
Fees and adjustments	20,123
Insurance expense, (reimbursements), net	139,467
Interest expense	2,981
Legal & Settlements	178,181
Management fees	89,254
Occupancy	372,700
Office supplies & expense	68,928
Postage & shipping	35,719
Quote systems expense	339,493
Taxes & Licenses	4,712
Travel	50,827
Other operating expenses	20,997
	34,246,267
Income before provision for income taxes	62,440
Current tax expense	17,521
Net income	$ 44,919

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2012

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, October 1, 2011	$ 125,000	$ 398,278	$ 150,580	$ 673,858
Net income	-	-	44,919	44,919
Balance, September 30, 2012	$ 125,000	$ 398,278	$ 195,499	$ 718,777

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2012

Operating activities:	
Net income	$ 44,919
Non-cash items included in net income:	
Depreciation and amortization	632
(Increase) decrease in assets:	
Commissions receivable	303,839
Marketable securities	40,113
Prepaid expenses	26,048
Note receivable from related party	6,763
Other receivables	3,614
Deposits	-
Increase (decrease) in liabilities:	
Accounts payable	14,773
Commissions payable	(330,058)
Accrued expenses	(21,728)
Cash held for customers	(94,964)
Due to affiliate	-
Income taxes payable	17,521
Net cash provided by operating activities	11,472
Investment activities:	
Acquisition of equipment	(6,363)
Net cash used by investment activities	(6,363)
Financing activities:	
Decrease in payable to brokerage account	24,727
Net cash used by financing activities	24,727
Increase in cash	29,836
Cash, beginning of year	1,807,637
Cash, end of year	$ 1,837,473
Cash paid during the year:	
Interest paid	$ 2,981
Income taxes paid	$ 2,899

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

1. Organization and nature of business

The Company is a non-clearing fully disclosed broker-dealer engaged in the sale of general securities to investors. The Company also receives revenue from investment banking and due diligence services. The Company is registered with the U.S. Securities and Exchange Commission (S.E.C.) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not hold securities for customers. All funds belonging to customers are held in cash accounts earmarked for holding customer funds. The Company is a 100%-owned subsidiary of Paradox Holdings, Inc.

2. Significant accounting polices

Recognition of revenue and expense - Commissions and related clearing expenses are recognized on a trade-date basis as securities transactions occur. Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking fees are recorded on the settlement date.

Cash - For purposes of reporting cash flows, cash and cash equivalents include cash in banks and cash held at the Company's clearinghouses.

Securities valuation - Trading securities are reported at fair values with unrealized gains and losses included in operations. Financial Accounting Standards Board Statement No. 157 establishes a framework for measuring fair value. The value of marketable securities owned by the Company is categorized as level 1 measurements. Level 1 measurements are quoted prices in active markets for identical assets. The marketable securities owned by the Company are stock in publicly traded companies, stock mutual funds and bonds that are traded daily on major exchanges.

Equipment – Equipment is recorded at cost. Repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the useful lives of the assets.

Estimates and assumptions - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The estimates include fair value of financial instruments.

Fair value of financial instruments - The carrying value is a reasonable estimation of the fair value for cash, marketable securities and other investments, and receivables and payables.

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

3. Related party transactions

Paradox Holdings, Inc., the 100% shareholder of the Company, received management fees from the Company in the amount of $89,254 during the current year.

The Company leases its office space under operating leases from the principal stockholder of Paradox Holdings, Inc. Rental payments for the current year were $258,600.

Due to affiliate in the amount of $8,974 is owed by the Company to Paradox Holdings, Inc.

The following is a schedule of future minimum rental payments due to the principal stockholder of Paradox Holdings, Inc., exclusive of property taxes, insurance, and increases under the lease based on increases in the consumer price index:

October 1, 2012 - September 30, 2013	251,400
October 1, 2013 - September 30, 2014	251,400
October 1, 2014 - September 30, 2015	251,400
October 1, 2015 - September 30, 2016	251,400
October 1, 2016 - September 30, 2017	251,400
Thereafter	754,200
	$ 2,011,200

4. Commitments

The Company is obligated under the terms of certain non-cancelable operating leases for office equipment. Expense for the period ended September 30, 2012 was $43,929. The following is a schedule of future minimum rental payments:

Year ending	
September 30, 2013	$ 19,219
September 30, 2014	18,508
September 30, 2015	10,780
September 30, 2016	551
	$ 49,058

5. Cash held for customers

Cash held for customers are funds held on behalf of customers in a bank checking account for the purchase of secondary limited partnerships. An employee of the Company facilitates the purchase based on designated forms and written instructions.

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

6. Cash, foreign currency

Cash, foreign currency is ten million Iraqi dinar held by the Company. It is shown at cost in U.S. dollars which approximates its current value of $11,820.

7. Receivable from clearing organizations and payable to broker-dealers

Amounts receivable from clearing organizations and payable to broker-dealers as of September 30, 2012 consist of the following:

Receivable from clearing organizations	$ 367,372
Payable to broker-dealer	$ 37,716

8. Marketable securities owned

Marketable securities owned by the Company as of September 30, 2012 consist of the following:

Bonds	$ 1,309
Equities	22,340
Total marketable securities owned	$ 23,649

9. Equipment

Equipment consists of the following:		Estimated Useful Life
Computer Equipment	$ 6,363	5 years
Less: Accumulated depreciation	(632)	
	5,731	
Current Depreciation	$ 632	

10. Note receivable from related party

Note receivable from officer, due on demand with interest at 7%	$ 139,208

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

11. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2012, the Company had net capital of $431,316 which was $299,944 in excess of its required net capital of $131,372. The Company's ratio of aggregate indebtedness to net capital, as defined, was 4.57 to 1.

12. Litigation

The Company has been named as a defendant in lawsuits incidental to its securities and investment banking business that claim substantial damages. One action is not covered by the Company's professional liability insurance because it involves an investment banking transaction. Another action is not covered by the Company's professional liability insurance because the loss occurred prior to the retroactive coverage date.

The Company's legal counsel has stated that the Company has meaningful legal and factual defenses to the various claims. The Company has not accrued any expense for the pending legal disputes because the outcome cannot be determined at this time. Also, the Company believes that the resolution of these lawsuits will not result in a material adverse effect to the Company's financial position.

The Company incurred settlement expenses, net of reimbursements, in the amount of $ 46,058 in the current year.

The Company maintains a broker/dealer professional liability insurance policy to cover actions brought against the Company. This policy is provided by a non-affiliated, outside insurer. The policy does not provide coverage for prior or pending litigation filed against the Company on or before December 1, 2005. Additionally, the policy includes exclusions and limitations for various types of business activities including investment banking conducted by the Company on a regular basis. Policy limits are $1,000,000 per claim per licensed representative, $1,000,000 per claim against the Company with an aggregate annual policy limit of $2,000,000. For each loss there is a $100,000 deductible for the Company and a $25,000 deductible for licensed representatives. Policy limits decrease to $500,000 per claim per licensed representative, $500,000 per claim against the Company with an aggregate annual policy limit of $500,000 for certain lines of business.

The Company maintains coverage under a fidelity bond policy. The policy covers loss against dishonesty by employees or registered representatives of the Company. Policy limits are $1,000,000 with a $20,000 deductible.

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

13. Financial instruments with off-balance sheet risk

The Company has cash deposits in excess of federal insured limits.

14. Concentrations of credit risk

The Company is engaged in trading, brokerage, and general business activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

15. Retirement plan

The Company maintains a retirement plan in accordance with Section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees make voluntary contributions to the extent allowable by law. The Company made no payments on behalf of employees to this plan for the year ended September 30, 2012.

16. Income taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The Company files a consolidated income tax return with its parent company. Federal and state income taxes are calculated as if the Company filed a separate income tax return. The current portion of the income tax expense included in the statement of income is as follows:

	Current
Federal	$ 11,307
State	6,214
Total	$ 17,521

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification (ASC) Topic 740, *Accounting for Uncertainty in Income Taxes,* and determined that there are no uncertain tax positions that would have a material impact on the statement of financial condition

of the Company. The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years. There are no material deferred tax assets or liabilities.

17. Subsequent events

The Company has evaluated subsequent events for adjustments to or disclosure in its statement of financial condition. No recordable or disclosable events occurred.

FINANCIAL WEST INVESTMENT GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2012

Net capital	
Total stockholder's equity	$ 718,777
Deductions and/or charges	
Non-allowable assets	
Cash - forfeiture balance	9,832
Prepaid expenses	83,000
Equipment, net of accumulated depreciation	5,731
Notes receivable from related party	139,208
Other receivables	13,686
Cash, foreign currency	11,820
Deposits	10,000
Net capital before haircuts on securities	445,500
Haircuts on securities	14,184
Net capital	$ 431,316
Aggregate indebtedness	
Total aggregate indebtedness	$ 1,970,586
Computation of basic net capital requirement	
Minimum net capital required	$ 131,372
Excess net capital	$ 299,944
Ratio: Aggregate indebtedness to net capital	4.57 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2012)	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 436,129
Net audit adjustments - Additional accruals, net of tax-effect	(4,813)
Net capital per above	$ 431,316

FINANCIAL WEST INVESTMENT GROUP, INC.
SCHEDULE II
RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2012

The Company is in compliance with the conditions of exemption from the reserve and possession or control requirements under the provisions of Rule 15c3-3 (k)(2)(ii) of the Securities Exchange Act of 1934.

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
FINANCIAL WEST INVESTMENT GROUP, INC.
Thousand Oaks, California

In planning and performing our audit of the financial statements of Financial West Investment Group, Inc., as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at September 30, 2012, to meet SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Lederman, Zeidler, Gray & Co., LLP

Beverly Hills, California
November 21, 2012